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                             May 13, 2020

       Barry Litwin
       President and Chief Executive Officer
       Systemax Inc.
       11 Harbor Park Drive
       Port Washington, New York 11050

                                                        Re: Systemax Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 13,
2020
                                                            File No. 1-13792

       Dear Mr. Litwin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Highlights from 2019 , page 22

   1. Please tell us your consideration of disclosing the increase in average daily sales on a
                                                        GAAP basis and
describing the process for calculating sales and the average daily sales increase on a constant
currency basis.
       Notes to Consolidated Financial Statements
       4. REVENUE, page 55

   2. Please explain to us why you believe presenting disaggregated revenue by geography most reasonably depicts
how the nature, amount, timing, and uncertainty of revenue and cash flows are affected
by economic and industry factors based on the guidance in ASC
                                                        606-10-55-89 through
55-91. In this regard we note that your discussion and analysis of results of operations
refers to mixed results with continued strength in key categories
 Barry Litwin
Systemax Inc.
May 13, 2020
Page 2
         where you are making investments in your offering and subject matter expertise, to softness in the heating products category in the fourth quarter as a result the mild winter weather and the sales growth in Canada, which accounted for 4%-5% of sales. In addition, please tell us your consideration of whether providing disaggregated revenue on a product or customer basis better depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic and industry factors. Please note that more than one type of category may be needed to meet the objective in ASC 606-10-50-5 for disaggregating revenue. Finally, please tell us how you considered the disclosure requirements of ASC 280-10-50-40, revenue information for each product and service or each group of similar products and services.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or me at 202-551-3344 with any questions.



FirstName LastNameBarry Litwin                                Sincerely,
Comapany NameSystemax Inc.
                                                              Division of
Corporation Finance
May 13, 2020 Page 2                                           Office of Trade &
Services
FirstName LastName